Exhibit 2.2

May 30, 2017

Gran Tierra Energy International Holdings Ltd.

and Gran Tierra Luxembourg Holdings S.á.r.l.

c/o Gran Tierra Energy Inc.

900, 520 – 3rd Avenue S.W.

Calgary, Alberta

T2P 0R3

Attention: General Counsel

Amendment to the Share and Loan Purchase Agreement dated February 5, 2017 (the "Share and Loan Purchase Agreement") between Gran Tierra Energy International Holdings Ltd., Gran Tierra Luxembourg Holdings S.Á.R.L. and Maha Energy AB.

Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Share and Loan Purchase Agreement.

Pursuant to Section 14.10 of the Share and Loan Purchase Agreement, the Parties wish to amend the Share and Loan Purchase Agreement by entering into this letter agreement (the "Amending Agreement").

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to amend the Share and Loan Purchase Agreement as follows:

1.	The definition of "Closing Date" in Section 1.1(cc) is deleted and replaced with the following:

" "Closing Date" means the later of:

(i)	the fulfillment, completion or waiver of all of the conditions set out in Article 6; and

(ii)	June 30, 2017;

or such earlier or later date as the Parties may agree in writing."

2.	The definition of "Effective Date" in Section 1.1(pp) is deleted and replaced with the following:

" "Effective Date" means the Closing Date."

3.	The following is added as a new Section 2.1(c):

"The Purchaser shall provide the Vendors with ten (10) Business Days prior written notice of the proposed Closing Date and its intention to proceed with Closing on such date and the Purchaser shall provide the Vendors with five (5) Business Days prior written notice of confirmation of the Closing Date."

4.	Section 2.5(b) is deleted and replaced with the following:

"If the Closing Date has not occurred by June 30, 2017, the Purchaser may, at its option, pay the Second Deposit to the Vendors by June 30, 2017."

5.	Section 11.1(g) is deleted and replaced with the following:

"by the Vendors, at any time, if the Closing Date has not occurred on or before June 30, 2017 (or, if the Second Deposit is made on or before June 30, 2017, if the Financing Date and the payment of Escrow Amount (pursuant to Section 2.5) has not occurred on or before August 1, 2017);"

The Parties agree that the foregoing amendments are effective as of the date first above written.

Except as modified by this Amending Agreement, the terms of the Share and Loan Purchase Agreement are hereby ratified and confirmed and any reference to the Share and Loan Purchase Agreement shall be deemed to be the Share and Loan Purchase Agreement as amended by this Amending Agreement.

This Amending Agreement shall be governed by, construed and enforced in accordance with the laws in effect in the Province of Alberta and the federal laws of Canada applicable therein.

This Amending Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

This Amending Agreement has been duly executed by the Parties as of the date first above written.

GRAN TIERRA ENERGY INTERNATIONAL HOLDINGS LTD.		MAHA ENERGY AB

Per:	/s/ Adrian Santiago Coral Pantoja	Per:	/s/ Jonas Lindvall
	Name: Adrian Santiago Coral Pantoja		Name: Jonas Lindvall
	Title: Director		Title: CEO

GRAN TIERRA LUXEMBOURG HOLDINGS S.Á.R.L.

		Per:	/s/ Adrian Santiago Coral Pantoja
Name: Adrian Santiago Coral Pantoja
Title: Authorized Manager A

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